Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Organization

Lifeboat Distribution, Inc.	Delaware

Programmer’s Paradise, Inc.	Delaware

Programmers Paradise	Canada

TechXtend, Inc.	Delaware

Lifeboat Distribution, Europe	Netherlands